DERRICK & BRIGGS, LLP
A PROFESSIONAL PARTNERSHIP
ATTORNEYS AND COUNSELORS AT LAW
GARY W. DERRICK
CHASE TOWER, 28TH FLOOR
100 NORTH BROADWAY AVENUE
OKLAHOMA CITY, OKLAHOMA 73102-8831
M. COURTNEY BRIGGS

May 6, 2010

Via EDGAR and email to windsorc@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3628
Attn: Mr. Christian Windsor, Special Counsel

Re: Life Partners Holdings, Inc.
Form 10-K for Fiscal Year Ended February 28, 2009
File Number 0-07900

Dear Mr. Windsor:

We write in response to comments from the staff (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") on May 4, 2010, regarding the Form 10-K for the fiscal year ended February 28, 2009 (the "*Form 10-K*"), for Life Partners Holdings, Inc. ("*we*" or "*Life Partners*").

To aid the Staff's review, we have repeated each comment in its entirety in the original numbered sequence.

Form 10-K for the Year Ended February 28, 2009
General Comment

1. In your response to prior comment 1, you indicate that you are still in the offering period for at least one fund. Please provide the staff with an explanation regarding the exemption relied upon in offering the interests in the fund, the size of the offering and the structure of the securities or other interests in the fund. Furthermore, please describe Life Partner's control interest in the fund and any control over the investments of the funds proceeds that Life Partners retains. Finally, please address whether you have considered whether the fund might be acting as an investment company, or Life Partners is acting as an investment advisor, under the Investment Company Act of 1940 or the Investment Advisor's Act of 1940, respectively.

Response:

Life Partners Life Settlement Fund – 1, L.P., is a Delaware limited partnership, whose general partner is LPHI Management Services, LLC. The offering sponsor and parent of the general partner is Life Partners Holdings, Inc. Life Partners, Inc., the operating subsidiary of Life Partners Holdings, is the fund advisor. The fund advisor acts

TELEPHONE 405.235.1900 • FACSIMILE 405.235.1995 • EMAIL derrick or briggs @DerrickAndBriggs.com
www.DerrickAndBriggs.com

as agent for the fund in purchasing life settlements. As compensation, the fund advisor retains a 1% carried interest in the policies purchased by the fund. Within the fund, revenues and costs are allocated 99% to the limited partners and 1% to the general partner. The general partner is reimbursed for its actual out-of-pocket expense incurred on the fund's behalf.

The fund is offering $10 million in limited partnership units on a best efforts, all or none basis only to accredited investors under the exemption from registration afforded by Rule 506 of Regulation D. The units are offered with a minimum subscription of $100,000 directly through the general partner at no compensation and through registered FINRA broker-dealers at a sales commission and expense reimbursement not to exceed 9% of the subscription. The units are offered with a private placement memorandum meeting the disclosure requirements of Regulation D, without advertising or general solicitation, and with resale restrictions applied to the units. This fund is the only fund being offered by Life Partners or its affiliates. The fund has filed its Form D (000147 0959-10-000001) with the SEC and with applicable state securities agencies.

The general partner has the power and authority to manage the fund's activities as provided under Delaware law and the limited partnership agreement. The general partner has appointed the fund advisor as the fund's exclusive agent to locate, analyze, negotiate and acquire life settlements on the fund's behalf.

In addition to the exemption from registration under the Securities Act of 1933 afforded under Regulation D, the fund is relying on the exception under Section 3(c)(1) of the Investment Company Act of 1940. The subscription agreement contains appropriate representations to ensure compliance with the exception. None of the general partner, sponsor or fund advisor is registered under the Investment Advisors Act of 1940 based on their belief that they do not meet the definition of "investment adviser" under the Act. None of them advises others as to the advisability of investing in securities or issues reports or analyses about securities. Further, none of such entities has had in the preceding 12 months any investment clients, has held itself out generally to the public as an investment adviser, or has acted as an investment adviser to a registered investment company.

Financial Statements
Note 5. Investment in Policies, page 44

2. We note your response to prior comment 6 from our letter dated March 18, 2010, including your statement that you will revise future filings to address the items in this comment. Please provide us with your proposed future filings disclosures that you intend to file in your Form 10-K for the fiscal year ended February 28, 2010.

Response:

We propose to include the following Footnote 5 in our next Form 10-K.

(5) INVESTMENT IN POLICIES

From time to time, we purchase interests in policies to hold for investment purposes. ASC 325-30, *Investments in Insurance Contracts*, provides that a purchaser may elect to account for its investments in life settlement contracts based on the initial investment at the purchase price plus all initial direct costs. Continuing costs (e.g., policy premiums, statutory interest, and direct external costs, if any) to keep the policy in force are capitalized.

The table below describes the Investment in Policies account at February 28, 2010.

Remaining Life Expectancy (in years)	Number of Life Settlement Contracts	Carrying Value	Face Value
0-1	186	$ 4,473,238	$ 7,181,959
1-2	389	4,360,930	6,810,132
2-3	176	2,158,459	3,903,265
3-4	272	4,909,727	7,720,555
4-5	33	557,999	972,879
Thereafter	1	-	50,000
Total	1,057	$16,460,353	$26,638,790

Remaining life expectancy for year 0-1 includes all policies that have exceeded their original life expectancy plus those policies that are scheduled to reach their original life expectancy during the next 12 months. Remaining life expectancy is based on original life expectancy estimates and is not an indication of expected maturity. Actual maturity dates in any category may vary significantly (either earlier or later) from the remaining life expectancies reported above.

Premiums to be paid for each of the five succeeding fiscal years to keep the life settlement contracts in force as of February 28, 2010, are as follows.

Year 1	$ 523,440
Year 2	305,403
Year 3	233,626
Year 4	191,740
Year 5	17,988
Thereafter	12,000
Total estimated premiums	$1,284,197

We evaluate the carrying value of our investment in owned policies on a regular basis, and adjust our total basis in the policies using new or updated information that affects our assumptions about remaining life expectancy, credit worthiness of the policy

issuer, funds needed to maintain the asset until maturity, capitalization rates and potential return. We recognize an impairment on individual policies if the expected undiscounted cash flows are less than the carrying amount of the investment, plus anticipated undiscounted future premiums and capitalizable direct external costs, if any. Impairment of policies is generally caused by the insured significantly exceeding the estimate of the original life expectancy, which causes the original policy costs and projected future premiums to exceed the estimated maturity value. We recorded an impairment of investments in policies of $281,882 and $151,810 for the years ended February 28, 2010 and 2009, respectively. The fair value of the impaired policies at February 28, 2010 and 2009, was $667,443 and $253,748, respectively. There was no impairment of investments in policies for fiscal 2008.

Our investment in policies increased significantly during the last quarter of fiscal 2009 and in the first quarter of fiscal 2010, primarily as the result of the settlement of a lawsuit with the state of Colorado. The Securities Commissioner for the State of Colorado had filed an action alleging violations of the Colorado Securities Act in connection with certain life settlements transacted through our subsidiary, LPI. Under the terms of the settlement agreement, LPI agreed to offer to purchase the life settlements from the Colorado purchasers alleged in the complaint, and all purchasers that accepted the purchase offer received additional compensation for the purchase equal to statutory interest. As of February 28, 2009, we had purchased interests in 260 policies and paid $6,318,665, including $1,286,833 of statutory interest related to the Colorado settlement. In the first quarter of fiscal 2010, we purchased interests in an additional 264 policies related to the Colorado settlement and paid $6,441,625, including $1,413,908 of statutory interest. LPI completed this purchase offer by May 31, 2009. In total, we purchased interests in 524 policies and paid to the selling purchasers $12,760,290, of which $2,700,741 represented the payment of statutory interest. Statutory interest was considered part of the purchase price and is included in the stated carrying value. In the second, third and fourth fiscal quarters of fiscal 2010 (after the Colorado settlement was completed), we purchased additional unrelated policies for our own account for $163,251, $290,294, and $207,416, respectively.

The majority of our Investment in Policies was purchased as part of settlement agreements and tertiary purchases from existing clients. We do not currently have a strategy of buying large amounts of policies for investment purposes, but we expect to continue to make tertiary purchases as they may be presented to us and if the purchases can be made with benefit to both parties. Since the purchases for our own account are motivated by settlements and tertiary purchases, the supply of available policies in the secondary market does not affect our purchases. The risks that we might experience as a result of investing in policies are unknown remaining life expectancy, a change in credit worthiness of the policy issuer, funds needed to maintain the asset until maturity and changes in capitalization rates.

Form 10-Q for the period ended November 30, 2009
Item 1. Financial Statements
Note 8. Investments in Securities, page 10

3. We note your response to prior comments 12 and 13 from our letter dated March 18, 2010, including the fact that you recorded an other-than-temporary impairment charge related to your available-for-sale securities in the fourth quarter 2010. Please address the following:

   a. Provide us with your proposed future filings available-for-sale securities disclosures that you intend to file in your Form 10-K for the fiscal year ended February 28, 2010.

   b. To the extent you continue to hold any available-for-sale securities which have been in an unrealized loss position for greater than 12 months as of February 28, 2010, and for which you did not take an other-than-temporary impairment charge, please revise your future filings to disclose in detail the basis for your conclusion that an impairment charge was not warranted. Please provide us with your proposed disclosures, as well as your other-than – temporary analysis that supports your conclusion.

Response to 3.a:

We propose to include the following Footnote 4 in our next Form 10-K.

(4) INVESTMENTS IN SECURITIES

Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Our securities investments are income and equity mutual funds and are classified as available-for-sale securities. They are recorded at fair value in Investment in Securities on the balance sheet, with the change in fair value during the periods included in equity.

As of February 28, 2010, the unrealized loss in Investment in Securities was $1,823,364. Based on our latest analysis of these securities, we have concluded that, based on the length of time the securities were in a loss position, some reductions in dividend rates, and the fact that we intended to sell the securities after year end, the unrealized losses are no longer temporary in nature and an impairment in the amount of the unrealized losses was recorded in earnings during the year ended February 28, 2010. The basis on which the amount reclassified out of other comprehensive income into earnings was determined using specific identification. Subsequent to the recording of the impairment, we had no unrealized losses on securities at February 28, 2010. Our securities investments had unrealized losses of $3,536,667 at February 28, 2009. The tax effect of these unrealized losses was $831,600. In previous periods, we considered this unrealized loss to be temporary in nature and recorded the amount, net of tax, as a component of other comprehensive income and included in equity.

The cost and estimated fair value of the investment securities classified as available-for-sale as of February 28, 2010 and 2009, are as follows:

	Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Market income funds as of 2/28/2010	$ 4,529,169	$ -	$ -	$ 4,529,169
Market income funds as of 2/28/2009	$ 6,240,730	$ -	$ 3,536,667	$ 2,704,063

There were no investment securities in an unrealized loss position at February 28, 2010. The following table shows our investments' gross unrealized gains/losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at February 28, 2009:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Market income funds	$ 355,715	$ 147,267	$2,348,348	$3,389,400	$2,704,063	$3,536,667

Response to 3.b:

As noted in the proposed Footnote 4 disclosures above, we hold no available-for-sale securities that have been in an unrealized loss position for greater than 12 months as of February 28, 2010, and for which we did not take an other-than-temporary impairment charge.

Thank you for your prompt attention to our responses. We intend to file the Form 10-K on May 12, 2010, and are hopeful that the Staff might indicate by May 11, 2010, whether we can anticipate further comments. Please direct any further questions or comments to me at 405-235-1900 (tel), 405-235-1995 (fax) or derrick@derrickandbriggs.com (email) or David M. Martin, Life Partners, at 254-751-7797 (tel), 254-741-6017 (fax) or dmartin@lifepartnersinc.com (email).

Sincerely yours,

Gary W. Derrick

Cc: Mr. David M. Martin, CFO
Life Partners Holdings, Inc.